                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2003

                        Commission File Number: 001-14491


                        TELE CELLULAR SUL HOLDING COMPANY
                 (Translation of registrant's name into English)

                     RUA COMENDADOR ARAUJO, 299 - 3(0) ANDAR
                         80420-000 CURITIBA, PR, BRAZIL
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    /X/          Form 40-F  / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes         / /             No       /X/

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes         / /             No       /X/

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes         / /             No       /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                      TELE CELULAR SUL PARTICIPACTES, S.A.

                                TABLE OF CONTENTS


  ITEM

   1. Press Release dated March 18, 2003 entitled "Tele Celular Sul Participacoes, S.A. Announces Increase of Capital

   2.    Summary of Minutes of the Annual and Special General
         Meeting Held on March 18, 2003

                                    SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      TELE CELULAR SUL PARTICIPACTES, S.A.


Date:   March 20, 2003                By:     /s/ Paulo Roberto Cruz Cozza
                                              ----------------------------------
                                              Name:   Paulo Roberto Cruz Cozza
                                              Title:  Chief Financial Officer

                            [TELE CELULAR SUL LOGO]


CONTACTS
           PAULO ROBERTO CRUZ COZZA
           Chief Financial Officer and Director of
           Investor Relations
           JOANA DARK FONSECA SERAFIM
           Investor Relations
           +55 41  9968-3685
           +55 41  312-6862
           jserafim@timsul.com.br

           RAFAEL J. CARON BOSIO
           Investor Relations
           +55 41 9976-0668
           rbosio@timsul.com.br
           WEBSITE
           http://tsu.infoinvest.com.br/


                       TELE CELULAR SUL PARTICIPACOES S.A.
                          ANNOUNCES INCREASE OF CAPITAL

          CURITIBA, MARCH 18 2003 - Tele Celular Sul Participacoes S.A. (BOVESPA: TCLS3 e TCLS4; NYSE: TSU), the holding company of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., leading providers of cellular telecommunications services in Southern Brazil, today announced the increase of capital.

          After examination and discussion in the Company's General meeting held on March 18, 2003 it was approved the increase in capital to the amount of R$ 29,229,225.66 (twenty nine million, two hundred and twenty nine thousand, two hundred and twenty five reals, sixty six cents), by means of capitalization on behalf of Bitel Participacoes S.A. of the credit generated by fiscal benefit during 2002, which was originated from the amortization of the premium incorporated by virtue of the partial split-up of the Company, as provided in article 7, paragraph 1, of CVM Instruction n(0) 319/99 and clause 8 of the Company's Partial Split-Up Protocol, as follows:

               A) QUANTITY AND TYPE OF SHARES TO BE ISSUED: 5,095,007,583 common shares and 8,413,524,457 preferred shares, no-par value, book-entry certificate common shares;

               B) ISSUE AND SUBSCRIPTION PRICE: R$ 1,772 per 1000 common shares and R$ 2,4010 per 1000 preferred shares. The share issue price was calculated on the basis of the average market value of the shares, according to the prices listed for 10 trading days at the Sao Paulo Stock Exchange, counted retroactively, starting on Feb/07/2003. The issue price will remain fixed during the pre-emptive right period;

               C) PREEMPTIVE RIGHT PERIOD: starting on Mar/19/2003 and ending on Apr/17/2003;

               D) PREEMPTIVE RIGHT RATIO: shareholders of common shares shall apply a 0.03938693 factor per share when subscribing common shares, and shareholders of preferred shares shall apply the same factor; when subscribing preferred shares

               E)   TERMS OF PAYMENT: Cash on subscription;

               F)   DIVIDENDS: full dividends for 2003.

          In addition, the Company's General meeting also approved the followings capital increase proposals: (i) to capitalize the excess amount of the Reserves, amounting to R$ 15,000,000.00 of real, on the basis of Article n(0) 40 par. 2(0) of its By Law, NO SHARES BEING ISSUED; and (ii) to capitalize the Goodwill Reserve, amounting to R$ 267,729.07 of real, which did not result in fiscal benefits, NO SHARES BEING ISSUED.

                       TELE CELULAR SUL PARTICIPACOES S.A.

                                A LISTED COMPANY
                        CNPJ/MF N.(0) 02.558.115/0001-21
                             NIRE N.(0)4130001760-3


                MINUTES OF THE ANNUAL AND SPECIAL GENERAL MEETING
                     HELD ON MARCH 18, 2003, ON FIRST CALL
          (PREPARED AS A SUMMARY - ART. 130, PARA. 1, OF LAW 6.404/76)

1. DATE, TIME, VENUE: March 18, 2003, at 2:00 p.m., at TELE CELULAR SUL PARTICIPACOES S.A. ( "Company") main office, located in the city of Curitiba, State of Parana, at Rua Comendador Araujo, 299.

2. CALL: Call notice published in Gazeta do Povo, on February 13, 14 and 15; in Valor on February 13, 14 and 17, 2003; and in Diario Oficial, on February 14, 17 and 18, 2003. The publication of the notices provided in article 133 of law 6404/76 was waived, in view of the publication of the notices and other financial statements in advance as provided in para. 5 of said article, in Valor, Gazeta do Povo and Diario Oficial, on Feb/12/2003.

3. PRESENT: Stockholders, regularly called, representing 66.74% of the voting capital stock, as evidenced by the signatures in the Stockholders Attendance Book. Also present: Mr. Paulo Roberto Cruz Cozza, Chief Financial Officer and Director of Investor Relations; Mr. Walmir Urbano Kesseli, member of the Company's Statutory Audit Committee and Mr. Claudio Camargo, representing independent auditors Ernest & Young.

4.    MESA: Chair Mr. Jose Doroteu Fabro; Secretary: Mrs. Joana Dark Fonseca
      Serafim.

5. DECISIONS: ANNUAL GENERAL MEETING. (I) The Directors' Report and the Company and consolidated financial statements for the year ended on December 31, 2002 were carried by the majority vote of the stockholders present, Fundacao Petrobras de Seguridade Social having abstained from voting. (II) The destination of the Net Income for the Year, amounting to sixty-five million, seven hundred and seventy-four thousand, eighty-six reals and fifty five cents (R$ 65,774,086.55) plus part of the Special Dividend Reserve amounting to ten million, six hundred and one thousand, seven hundred and fifty-seven reals and four cents (R$10,601,757.04) was carried by the majority vote of the stockholders present, Fundacao Petrobras de Seguridade Social having abstained from voting: A) five percent (5%) of the Net Income were destined to the statutory reserve, amounting to three million, two hundred and eighty-eight thousand, seven hundred and four reals and thirty four cents (R$ 3,288,704.34), pursuant to article 193 of Law 6.404/76; B) the amount of twenty-eight million, seven hundred and seventy-three thousand, one hundred and two reals and fifty-nine cents (R$ 28,773.,102.59) was destined to the payment of Dividends, including the net amount credited as Interest on Own Capital, thereby ensuring the payment to all stockholders of a dividend equivalent to three percent (3%) of the equity value of their shares, above the mandatory dividend set forth in art. 40, para. 1, "b" of the Articles of Incorporation, with the following distribution: B.1) Common Stock: nine million, eight hundred and ninety thousand, five hundred and fifty-seven reals and four cents (R$ 9,890,557.04), net of Income Tax; B.2) Preferred
      Stock: sixteen million, three hundred and thirty-two thousand, five hundred and forty-five reals and fifty-five cents (R$ 1,332,545.55), net of Income Tax; C) the balance of the Adjusted Net Income, amounting to forty-four million, three hundred and fourteen thousand, thirty-six reals and sixty-six cents (R$ 44,314,036.66), was destined to the Surplus Reserve for Expansion, as provided in art. 40, para 2 of the Articles of Incorporation, in order to expand the

      Company's business; D) the stockholding date for the purpose of dividends shall be March 18, 2003; E) the date of the payment of the dividends and interest on own capital shall be May 19, 2003; (III) The following persons were elected for the Statutory Audit Committee by majority vote, Fundacao Petrobras de Seguridade Social having abstained from voting: (A) MRS. LARA CRISTINA RIBEIRO PIAU, a Brazilian lawyer, married, bearer of ID RG n(0) 1212887/SSP/DF and INDIVIDUAL TAXPAYER ID CPF n(0) 554.012.011-68, residing and domiciled in Recife/PE, at Rua Afonso Celso, 246, apto 2201, Parnamirim, having as alternate o Mr. Jose Helder Araujo Lima, a Brazilian lawyer, married, bearer of Individual Taxpayer ID CPF n(0) 760.763.854-72 and ID RG n(0) 1490918 SSP/PB, residing and domiciled in Rio de Janeiro/RJ, at Rua Senador Eusebio, 40/102, Bairro Flamengo, (B) MR. ANTONIO SIDNEI DOS SANTOS, a Brazilian business administrator, married, bearer of ID RG n(0) 3.377.310-5 SSP/SP and Individual Taxpayer ID CPF n(0) 048.068.918-00, residing and domiciled in Rio de Janeiro/RJ, at Av. Republica do Chile, 500, 25(0) andar, having as alternate a Mrs. Maria Lucia Motta de Aquino, a Brazilian economist, married, bearer of ID RG n(0) 115.385/SSP/PB and Individual Taxpayer ID CPF n(0) 086.415.524-72, residing and domiciled in Rio de Janeiro/RJ, at Av. Republica do Chile, 500, 30(0) andar, (C) MR. WALMIR URBANO KESSELI, a Brazilian economist, married, bearer of ID RG 1.440.573-9 PR and Individual Taxpayer ID CPF n(0) 357.679.019-53, residing and domiciled in Recife/PE, at Av. Boa Viagem, 4268, apt(0) 101, having as alternate a Mrs. Fabiola Maria Cruz de Almeida, a Brazilian business manager, single, bearer of ID RG n(0) 2993281 SSP/PE and Individual Taxpayer ID CPF n(0) 572.454.284-68, residing and domiciled in Recife/PE, at Rua Caio Pereira, 275 apt(0) 1801,
      (D) by the majority vote of the preferred stockholders, the controlling stockholder having abstained from voting, in accordance with article 161, para. 4, "a" of Law n(0) 6.404/76, was passed the election of MR. JOSE ANTONIO MACHADO, a Brazilian economist, married, bearer of ID RG n(0) 2.415.897-SSP/SP and Individual Taxpayer ID CPF n(0) 29.796.758-49, residing and domiciled at Rua Cardoso de Almeida, 977, apto. 122, Perdizes, Sao Paulo-SP, having as alternate Mr. Raimundo Maciel de Oliveira, a Brazilian accountant, married, bearer of ID RG n(0) 1.187.771-SSP/PR and Individual Taxpayer ID CPF n(0) 316.379.908-63, residing and domiciled at Rua Tem. Max Wolff Filho, 74, Agua Verde, in Curitiba-PR (E) the minority common stockholders, representing 14.6% of the voting capital, the controlling stockholder having abstained from voting, passed by majority vote, in accordance with art. 161, para. 4, "a" of the Corporate Law, the election of MR. ISAAC SELIM SUTTON, a Brazilian economist, married, bearer of ID RG n(0) 7.386.118-2 and Individual Taxpayer ID CPF n(0) 047.010.738-30, residing and domiciled in Sao Paulo-SP, at Avenida Paulista, 2100, having as alternate Mr. Dionysios Emmanuil Inglesis, a Brazilian business administrator, married, bearer of ID RG n(0) 3.693.889-SSP/SP and Individual Taxpayer ID CPF n(0) 030.889.648-36, residing and domiciled in Sao Paulo-SP, at Av. Paulista, 2100. All the newly elected members of the statutory committee shall take office within the period set forth in article 149 of the Corporate Law., and will hold their offices until the 2004 Annual General Meeting. The newly elected members of the statutory committee represent for all lawful purposes not having committed any crime that would prevent them from doing business. (IV) The remuneration of the Directors and Senior Management was passed by majority vote, Fundacao Petrobras de Seguridade Social having abstained from voting, as follows: (a) the overall remuneration of the Senior Management, amounting to a maximum of one million, two hundred and fifty thousand reals (R$ 1,250,000.00), plus a bonus, according to the policy to be determined by the Board of Directors; (b) the monthly remuneration of the Directors shall be two thousand, one hundred and sixty-eight reals and twenty-six cents (R$ 2.168,26); and (c) the remuneration of the members of the Statutory Audit Committee shall be ten percent (10%) of the average remuneration granted to each Director. SPECIAL GENERAL MEETING - (I) Passed by majority vote, Fundacao Petrobras de Seguridade Social having abstained from voting, the capital increase amounting to twenty nine million, two hundred and twenty-nine thousand, two hundred and twenty-five reals and sixty-six cents (R$ 29.229.225,66) by means of the capitalization of the tax benefit concerning fiscal year 2002, deriving from the amortization of the premium absorbed after the split-up of Bitel Participacoes S.A, as provided in article 7, paragraph 1, of CVM Instruction n(0) 319/99 and the provision of clause 8 of the Split-up Protocol, under the following conditions: A) Quantity and classes of shares to be issued: five billion, ninety-five million, seven thousand, five hundred and eighty-three (5,095,007,583) Common Shares of Stock and eight billion, four hundred and thirteen million, five hundred and twenty-four thousand, four hundred and fifty-seven (8,413,524,457) Preferred Shares of Stock, both classes being book-entry, no-par-value. The new shares were issued in quantities proportionate to the current capital stock; B) Issue and subscription price: R$ 1.772 for common stock and R$ 2.4010 for preferred stock, in both cases per lot 1000 shares; C) Justification of the issue price: based on the average market value of the shares, according to the closing quotation of the 10 trading days of the Sao Paulo Stock Exchange, counted backwards as of Feb/07/2003 (inclusive); the issue price shall remain unaltered during the period allowed for the exercise of the preemptive right; D) Period allowed for the exercise of the preemptive right: starting on Mar/19/2003 and ending on Apr/17/2003;
      E) terms of payment: cash; f) dividends: the holders of the newly issued shares are entitled to the full dividends for fiscal year 2003; and G) ratio of the right: holders of Common Stock shall apply the factor
      0.03938693 per share held to subscribe for Common Stock and the holders of Preferred Stock shall apply the same factor per share to subscribe for Preferred Stock; (II) The capital increase amounting to fifty million reals (R$ 15,000,000.00) with no issue of shares, as provided in Article 40 of the Articles of Incorporation, paragraph 2 was passed after discussion, Fundacao Petrobras de Seguridade Social having abstained from voting,; (III) The capital increase amounting to two hundred and sixty-seven thousand, seven hundred and twenty-nine reals and seven cents (R$ 267,729,07), with no issue of shares, concerning the Premium Reserve, assigned by Bitel Participacoes S.A. to the Company on Apr/28/2000, the tax benefit of which was not used, was passed by majority vote, Fundacao Petrobras de Seguridade Social having abstained from voting,; (IV) The restatement of the Articles of Incorporation and the amendment to its article 5, in view of the above mentioned capital increases, was passed by majority vote, Fundacao Petrobras de Seguridade Social having abstained from voting, and shall henceforth read: "Art. 5(0) - The subscribed and fully paid-up capital stock amounts to three hundred and sixty-nine million, one hundred and sixty-three thousand, three hundred and forty-seven reals and ninety-seven cents (R$ 369,163,347.97), represented by three hundred and fifty-six billion, four hundred and seventy-eight million, four hundred and seventy-one thousand, seven hundred and twenty-two (356,478,471,722) shares of stock, of which one hundred and thirty-four billion, four hundred and fifty-two million, eight hundred and forty-one thousand, four hundred and fifty-four (134,452,841,454) are Common Shares of Stock and two hundred and twenty-two billion, twenty-five million, six hundred and thirty thousand, two hundred and sixty-eight (222,025,630,268) are Preferred Shares of Stock, all of them book-entry, no-par-value", pursuant to the attached restated document, initialed by the attendees; (V) The election of Mr. Mario Cesar Pereira de Araujo, a Brazilian engineer, married, bearer of ID RG n(0) 02.158.026 SP/RJ and INDIVIDUAL TAXPAYER ID CPF/MF n(0) 235.485.337-87, domiciled at Av. Republica do Chile, n(0) 500, 30(0) andar, as Director, to hold the position of Chairman of the Board of Directors, to replace Director Marco De Lissicich Drazich, who resigned and whose term will end on the 2004 Special General Meeting, was passed by majority vote, Fundacao Petrobras de Seguridade Social having abstained from voting,.

6. CLOSING: There being no further businesses, the Chairman opened the floor to the attendees, who declined to take it. The Chairman than adjourned the meeting for the preparation of these minutes that, after read, are confirmed by the stockholders listed below. The publication of these minutes without the signatures of the stockholders, as provided in paragraph 2 of art. 130 of Law n(0) 6.404/76 was allowed. I hereby certify that this is a true copy of the minutes recorded in the proper book.




                         Curitiba (PR), March 18, 2003.




                      _______________________________________ Chair


                    _________________________________________ Secretary


STOCKHOLDERS PRESENT:


Bitel Participacoes S.A, Caixa de Prev. Func. Banco do Brasil,


MLC Limited, Merrill Lynch Latin America Fund Inc, S ST Aus Ltd T F NCIT Lease Cap I E M SH TRU, Capital Guardian Emerg. Mark. R. Eq. Fd. For Tax. E., Emerging Markets Trust, Capital Guardian Emerg. Mkts. Equi. Mast. Fd, Capital Internat. Emerg. Markets Fund, Emerging Markets Growth Fund Inc., Capital G. Em. Mark Eq. Fund for Tax Exempt T, F&C Latin American Equity Fund, Philips Elec. N.A, The California State Teachers.


Fundacao Petrobras de Seguridade Social


Claritas Long Short FIA, Portfolio Brazil LLC


Banque Safra Luxembourg S.A, Vailly S.A, Canvey S/A, Himaros S/A, Tanlay S/A